October 1, 2007

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Inter-Atlantic Financial, Inc. Amendment No. 7 to Registration Statement on Form S-1 File No. 333-140690 Filed September 21, 2007

Ladies and Gentlemen:

     On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 8 to the Registration Statement on Form S-1 filed on October 1, 2007 (the “Registration Statement”). Marked copies of this filing are being sent via overnight mail to John Reynolds and Jay Williamson.

     This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated September 28, 2007.

     In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of Amendment No. 8.

1.     General

We note disclosure throughout your Form S-l indicating that management may purchase additional shares in the company following the offering, and that these shares will be voted in favor of any business combination. Please disclose the factors that would be considered by management in determining to make these purchases and determining the amount of these purchases — including any factors relating to the anticipated approval or disapproval of the business combination.

Response:  Pursuant to the SEC’s comment, we have revised pages 13 and 57 accordingly.

Inter-Atlantic Financial, Inc.
October 1, 2007

2.     Risk Factors, page 19

We note your disclosure on page 25 that there will be 28,975,000 authorized but unissued shares of your common stock available for issuance after the proposed offering. We note that this amount does not appear to reflect recent revisions to the terms of the private placement warrants. Please revise your disclosure accordingly.

Response: Pursuant to the SEC’s comment, we have revised page 25 accordingly.

3.     Financial Statements, page F-1

We note that the financial statements have been restated. Please disclose that your previously issued financial statements have been restated, and provide a note to the financial statements that explains the nature of the correction(s) made in accordance with paragraph 26 of SFAS 154. In addition, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting firm. Refer to Sections 420 and 508 of the Codification of Auditing Standards.

Response: Pursuant to the SEC’s comment, we have revised pages F-2 and F-10 accordingly.

4.     Balance Sheet, page F-3

We note that the sum of liabilities and stockholders’ equity appears to be $488,896 rather than $472,184. Please revise the financial statements accordingly.

Response: Pursuant to the SEC’s comment, we have revised page F-3 accordingly.

5.     Note D — Related Party Transactions, page F-9

Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We note that the exercise price of your warrants appears to have been reduced from S6.00 to £4.50. We may have additional comments after reviewing your response.

Response: Pursuant to the SEC’s comment, we have revised pages 6 and F-10 accordingly. The Company has concluded that the warrants to be sold in the private placement to management for $1.00 per warrant will not result in a compensation expense

Inter-Atlantic Financial, Inc.
October 1, 2007

because the $1.00 sales price equals at least the fair value of the warrants. The Company has calculated the fair value of the warrants largely taking into consideration the trading history of warrants of similar-type transactions (subsequent to the separation of the components to the units) and to a smaller extent various features applicable to the private placement warrants that support the $1.00 purchase price per warrant. In determining the market value of the warrant, the Company has analyzed a sample of similar-type transactions consummated during 2007 and in doing so reviewed the trading price of the public warrants. The average recent trading price for public warrants of special purpose acquisition companies seeking acquisition with a Unit offering price of $8.00 and a warrant exercise price of $6.00 is $0.86. The average recent trading price for public warrants of special purpose acquisition companies seeking acquisition with a Unit offering price of $8.00 and a warrant exercise price of either $5.00 or $5.50 is $0.88. The Company has concluded that since the lowering of the warrant exercise price of $1.00 has had a minimal impact on the trading price of the public warrants of such special purpose acquisition companies then the Company’s public warrants, with an exercise price of $4.50, can be reasonably valued at $1.00 or less.

In addition, it should also be recognized in determining the fair value of the private placement warrants that one must consider certain features that actually support the application of a discount to fair market value. Neither these warrants, nor the underlying shares of common stock, are transferable until consummation of a business combination and they cannot be transferred in the public market unless registered under the Securities Act of 1933, as amended (“Act”). This is in contrast to the public warrants, which are transferable by the holders immediately upon separation of the units, the result of which is that such holders will have the opportunity to trade such warrants in the public market prior to the consummation of the business combination and realize a profit during such period, which the holders of the private placement warrants will not have. The illiquid founders’ warrants are not worth more than the publicly registered warrants.

*****

Inter-Atlantic Financial, Inc.
October 1, 2007

If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely,

/s/ William Haddad William Haddad

cc:	Mr. Andrew Lerner Inter-Atlantic Financial, Inc.